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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	January 1, 2000	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004
	(In thousands)
FIXED CHARGES:
Interest on debt and capitalized leases	$17,395	$22,959	$25,194	$25,363	$25,080
Interest in rental expense	92	150	134	124	157

TOTAL FIXED CHARGES	$17,487	$23,109	$25,328	$25,487	$25,237

EARNINGS
Pretax income (loss) from continuing operations	$(6,403)	$(9,265)	$(8,327)	$10,881	$6,916
Fixed charges	17,487	23,109	25,328	25,487	25,237

TOTAL EARNINGS:	$11,084	$13,844	$17,001	$36,368	$32,153

RATIO OF EARNINGS TO FIXED CHARGES	N/A	N/A	N/A	1.43	1.27

AMOUNT BY WHICH EARNINGS WERE INSUFFICIENT TO COVER FIXED CHARGES	$6,403	$9,265	$8,327	N/A	N/A

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  Exhibit 12.1